June 8, 1998



TO ALL UNIT HOLDERS OF UNITS IN WNC CALIFORNIA HOUSING TAX CREDITS III,L.P.

Dear Unit Holder:

WNC has reviewed and considered the Everest letter of June 4, 1998. WNC continues to recommend that Unit Holders REJECT the Everest offer. To reject the Everest offer, no further action is required by you. We recommend that you reject the offer for the following reasons:

o Everest is offering to purchase your remaining $732 in tax credits per Unit for only $500 per Unit.

o Everest is offering to purchase Units for its own investment purposes and, accordingly, has established a price that will permit it to make a profit on your investment.

o Your investment continues to perform as intended. Further, WNC's tax credit properties have never experienced a foreclosure or recapture event.

The Everest offer contains estimates of potential tax benefits other than the Tax Credits for which you invested. Unit Holders are cautioned that the ability to obtain these non-Tax Credit tax benefits (i.e., tax losses which are not a dollar-for-dollar reduction in your tax liability) must be determined on a case-by-case basis for each taxpayer. Unit Holders should consult with their respective advisors about the financial, tax, legal and other consequences of acceptance of the Everest Offer.

Unit Holders who sell their Units pursuant to the Everest offer will lose the right to receive any future distributions from the Partnership from any refinancing or sale of the Partnership's properties. Although the General Partner cannot predict the future value of the Partnership's assets on a per Unit basis or otherwise, the net amount of the Everest offer could differ significantly from the amount that may be realized from the sale of refinancing of the Partnership's assets. There can to no assurance as to the timing, amount or occurrence of any future distributions.

UNIT HOLDERS WHO SELL PURSUANT TO THE EVEREST OFFER WILL NO LONGER RECEIVE TAX CREDITS AND OR LOSSES FROM THEIR UNITS.

WNC is proud of its 27 year commitment to affordable housing and we value our investors. As always, please feel free to contact us from 7:00a.m. to 5:00p.m. (Pacific Time) at 800-451-7070 if you need assistance in any matter.

NO FURTHER ACTION IS REQUIRED BY YOU TO REJECT THE EVEREST OFFER.

                                   WNC California Tax Credit Partners III, L.P., its General Partner



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